August 5, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Sonia Gupta Barros, Special Counsel
100 F Street, NE
Washington, D.C. 20549-6010

RE:	Terra Nova Financial Group, Inc. Post-Effective Amendment No. 3 to Form S-1 Filed July 13, 2010 File No. 333-136194

Dear Ms. Barros:

          On behalf of Terra Nova Financial Group, Inc. (the "Company"), I am responding to the comments contained in your letter dated July 22, 2010 (the "Comment Letter"). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and the Company's corresponding response appears below it in ordinary type.

          1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the amended registration statement effective until you have resolved all comments raised on the Form 10-K.

          We have resolved all comments raised on the Form 10-K. Because the Company's responses to the comments on the Form 10-K do not affect the disclosure in the Post-Effective Amendment No. 3 to Form S-1, we believe no amendment to the proxy is necessary with respect to such responses.

Ms. Sonia Barros
File No. 333-136194
August 5, 2010

The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your assistance on this matter. If you have any questions regarding this matter, please contact me at (312) 827-3663.

Very truly yours, TERRA NOVA FINANCIAL GROUP, INC. /s/ Murrey Wanstrath By: Murrey Wanstrath Chief Financial Officer

cc: Jerard T. Gibson, Attorney-Advisor, SEC